Exhibit (12)(b)

WACHOVIA CORPORATION AND SUBSIDIARIES
COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

		Three
		Months
		Ended		Years Ended December 31,
		March 31,
(In millions)		2008		2007	2006	2005	2004	2003

EXCLUDING INTEREST ON DEPOSITS
Pretax income (loss) from continuing operations		$(898)		8,773	11,470	9,462	7,633	6,080
Fixed charges, excluding preferred stock dividends and capitalized interest		2,572		11,458	8,189	4,971	2,701	2,309

Earnings	(A)	$1,674		20,231	19,659	14,433	10,334	8,389

Interest, excluding interest on deposits		$2,486		11,140	7,897	4,711	2,474	2,113
One-third of rents		86		318	292	260	227	196
Preferred stock dividends		43		-	-	-	-	5
Capitalized interest		-		-	-	-	-	-

Fixed charges (a)	(B)	$2,615		11,458	8,189	4,971	2,701	2,314

Consolidated ratios of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	(A)/(B)	0.64	X	1.77	2.40	2.90	3.83	3.63

INCLUDING INTEREST ON DEPOSITS
Pretax income (loss) from continuing operations		$(898)		8,773	11,470	9,462	7,633	6,080
Fixed charges, excluding preferred stock dividends and capitalized interest		5,513		24,419	17,308	10,268	5,554	4,669

Earnings	(C)	$4,615		33,192	28,778	19,730	13,187	10,749

Interest, including interest on deposits		$5,427		24,101	17,016	10,008	5,327	4,473
One-third of rents		86		318	292	260	227	196
Preferred stock dividends		43		-	-	-	-	5
Capitalized interest		-		-	-	-	-	-

Fixed charges (a)	(D)	$5,556		24,419	17,308	10,268	5,554	4,674

Consolidated ratios of earnings to fixed charges and preferred stock dividends, including interest on deposits	(C)/(D)	0.83	X	1.36	1.66	1.92	2.37	2.30

(a) Fixed charges do not include: 1) other obligations which exist under Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and 2) interest on uncertain income tax positions.